Exhibit 99.1

VERTICAL ANNOUNCES ONE-FOR-TEN REVERSE SHARE SPLIT

London, UK & New York, USA | 16 September 2024 —Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL, EVTLW), a global aerospace and technology company pioneering electric aviation, today announced a one-for-ten (1:10) reverse share split of its issued and unissued ordinary shares (the “ordinary shares”) and preferred shares, par value $0.0001 per share (the “Reverse Share Split”).

The Reverse Share Split will become effective at 4:01 p.m. Eastern Time on September 20, 2024 (the “Effective Date”). The Company’s ordinary shares will begin trading on a split-adjusted basis when the New York Stock Exchange (“NYSE”) opens for trading on Monday, September 23, 2024 (i.e., the first trading day following the Effective Date) under the existing trading symbol “EVTL,” but the ordinary shares will trade under a new CUSIP number, G9471C206. The Company’s outstanding public warrants will continue to be traded under the symbol “EVTLW” and the CUSIP number for such public warrants will remain unchanged.

The Company obtained shareholders’ approval for the Reverse Share Split at a ratio of between 1-for-5 and 1-for-20 at the Company’s annual general meeting of the shareholders held on September 16, 2024, with the final decision of whether to proceed with the Reverse Share Split, the effective time of the Reverse Share Split, and the final reverse share split ratio to be determined by the Company’s board of directors in its sole discretion. On September 16, 2024, the Company’s board of directors approved the reverse share split ratio of 1-for-10 and the Effective Date for the Reverse Share Split.

The Reverse Share Split is intended to increase the per share trading price of the ordinary shares to enable the Company to regain compliance with the minimum share price criteria of Section 802.01C of the NYSE Listed Company Manual. As a result of the Reverse Share Split, every ten issued and unissued ordinary shares will automatically be converted into one ordinary share, and every ten preferred shares will automatically be converted into one preferred share. The Reverse Share Split will also result in a proportional decrease in the number of authorized ordinary shares and preferred shares, and a proportional increase in the par value of the ordinary shares and preferred shares, in each case in accordance with the reverse share split ratio. Upon effectiveness of the Reverse Shares Split, the Company will be authorized to issue 100,000,000 ordinary shares, par value US$0.001 per ordinary share, and 10,000,000 preferred shares, par value US$0.001 per preferred share.

No fractional shares will be issued as a result of the Reverse Share Split. Instead, in lieu of any fractional shares to which a shareholder of record would otherwise be entitled as a result of the Reverse Share Split, the shareholder of record will be entitled to receive a pro rata portion of the net proceeds obtained from the aggregation and sale by the Company’s exchange agent, Continental Stock Transfer & Trust Company, of the fractional shares resulting from the Reverse Share Split (reduced by any customary brokerage fees, commissions and other expenses). Except for adjustments that may result from the treatment of fractional shares as described below, the Reverse Share Split will affect all shareholders uniformly. The proportionate voting rights and other rights and preferences of the holders of the Company’s ordinary shares will not be affected by the Reverse Share Split (other than as a result of the payment of cash in lieu of fractional shares).

The Reverse Share Split will also affect the ordinary shares issuable under the Company’s 2021 Incentive Award Plan as well as the Company’s outstanding warrants, convertible notes and options. Generally, the documents pertaining to these instruments include provisions providing for proportionate adjustments to be made in the event of a reverse share split. Specifically, the exercise price and the number of ordinary shares issuable pursuant to these instruments will be adjusted pursuant to the terms of such instruments in connection with the Reverse Share Split.

For the Company’s public warrants, as a result of the Reverse Share Split, each public warrant will be automatically adjusted to become exercisable for 1/10 of one ordinary share, meaning that ten (10) public warrants must be exercised for a holder of public warrants to receive one (1) ordinary share of the Company following the Reverse Share Split. The warrant price will also be automatically adjusted to reflect the Reverse Share Split, such that the exercise price for a holder of public warrants to receive one (1) ordinary share of the Company following the Reverse Share Split will amount to $115.00. Pursuant to the terms of the public warrants, no fractional shares will be issued upon exercise of the public warrants following the Reverse Share Split. If, by reason of the adjustments to the public warrants made in relation to the Reverse Share Split, the holder of any public warrant would be entitled, upon the exercise of such warrant, to receive a fractional interest in a share, the Company will, upon such exercise, round down to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Additional information regarding the Reverse Share Split can be found in the Company’s circular to the Company’s shareholders furnished to the Securities and Exchange Commission on a Form 6-K on August 16, 2024.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation.

Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has 1,500 pre-orders of the VX4 worth $6bn, with customers across four continents, including Virgin Atlantic, American Airlines, Japan Airlines, GOL and Bristow. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical was founded in 2016 by Stephen Fitzpatrick, founder of the OVO Group, Europe’s largest independent energy retailer.

Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications

justin.bates@vertical-aerospace.com

+44 7878 357 463

Samuel Emden, Head of Investor Affairs

samuel.emden@vertical-aerospace.com

+44 7816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the Company’s ability to regain compliance with the minimum share price criteria for maintaining its listing on the NYSE, design and manufacture of the VX4, business strategy and plans and objectives of management for future operations, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation the important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.